News Release

Alexco Announces Results from Brewery Creek, Yukon Diamond Drilling

June 1, 2006 Vancouver, British Columbia – Alexco Resource Corp. (TSX:AXR) (“Alexco or the Company”) is pleased to announce assay results from its April 2006 diamond drilling campaign at its 100% owned Brewery Creek Project in the Dawson Mining District, Yukon. The nine-hole, 1184-metre core program was managed by the NovaGold Resources Inc. (TSX, AMEX: NG) exploration team on behalf of Alexco.

Highlights

•	Core drilling at the Bohemian zone returned some exceptional high grade intervals including:

	o	DDH BC06-126 which cut 9.01 grams per tonne gold over 13.74 metres including 14.47 grams per tonne gold over 7.90 metres;

	o	DDH BC06-127 which cut 5.14 grams per tonne gold over 34.88 metres including 8.50 grams per tonne gold over 15.90 metres; and

	o	DDH BC06-128 which cut 6.79 grams per tonne gold over 15.32 metres.

•	Core drilling in the Classic zone returned broad intervals of low grade gold and suggests potential for bulk mineable intrusive-related oxide mineralization

2006 Drill Program

The Brewery Creek Mine produced gold from its road accessible heap leach operation from 1996 to 2002. Mined out oxide reserves totalled 9.7 million tonnes grading 1.44 g/t Au and were distributed in seven near surface deposits along the 12-kilometre “Reserve Trend”. The majority of oxide reserves were depleted in the late 1990’s and the mine was subsequently closed and reclaimed during the downturn in metal prices. The property which was almost exclusively explored in the past for low grade oxide mineralization is currently being re-evaluated for both higher grade epithermal sulphide mineralization and lower grade intrusive-related gold mineralization.

Epithermal style gold mineralization at the Bohemian zone and elsewhere in the “Reserve Trend” shares remarkable similarities with the 28 million ounce Donlin Creek gold deposit in Alaska owned by NovaGold Resources Inc and Barrick Gold Corporation. At Brewery Creek as well as at Donlin Creek, mineralization is hosted in a series of stacked intrusive sills set in carbonaceous sediments intercalated between coarser clastic units. Mineralization at both properties is hosted in the porphyritic intrusions and is characterized by gold-rich arsenopyrite. Mineralization is related to widespread ammonia illite alteration surrounded by regionally extensive ankerite and kaolinite alteration. Both the Brewery Creek and Donlin Creek systems are of similar orders of magnitude with known alteration and mineralization at Brewery Creek extending over 12 kilometres of strike length.

Head Office	T. 604 633 4888

Alexco Resource Corp.	F. 604 633 4887
200 Granville Street
Suite 2300
Vancouver, BC V6C 1S4

Drilling at the Bohemian deposit was located near or adjacent to three 1998 RC drill holes which had encountered significant high grade. Drilling in 2006 sought to confirm these gold values as well as to provide better information on lithology, alteration, and structure controlling mineralization. Results from 2006 include:

o	DDH BC06-126 which cut 9.01 grams per tonne gold over 13.74 metres from 16.76 to 30.50 metres including 14.47 grams per tonne gold over 7.90 metres from 18.40 to 26.30 metres;

o	DDH BC06-127 which cut 5.14 grams per tonne gold over 34.88 metres from 40.12 to 75.00 metres including 8.50 grams per tonne gold over 15.90 metres from 44.00 to 59.90 metres; and

o	DDH BC06-128 which cut 6.79 grams per tonne gold over 15.32 metres from 62.18 to 77.50 metres.

Also at Brewery Creek is an area of widespread low grade gold oxide mineralization hosted in an extensive monzonitic intrusion called the Classic Zone. Several kilometres south from the historically exploited “Reserve Trend”, the Classic zone was previously explored in limited RC drilling where numerous intercepts suggest potential for a significant low grade resource. At the Classic Zone, two holes tested and confirmed low grade gold mineralization encountered in earlier RC drilling work. Mineralized intervals include:

  DDH BC06-129 which cut 0.52 grams per tonne gold over 34.75 metres from 12.19 to 46.94 metres

  DDH BC06-129 also intersected 1.02 grams per tonne gold over 9.74 metres from 82.00 to 91.74 metres

  DDH BC06-131 returned values of 0.99 grams per tonne gold over 19.88 metres from 80.12 to 100.00 metres

Three untested geophysical IP chargeability anomalies were also targeted during the program but encountered only weak to non-auriferous sulphide mineralization (gold values <300 ppb). Finally, DDH BC06-123 targeted sulphide mineralization at depth beneath the mined-out Blue pit along the “Reserve Trend’. A stibnite – silica bearing breccia zone was intersected and drill sample results include 1.19 grams per tonne gold over 12.35 metres from 60.10 to 70.45 metres.

New and historic mine data is being compiled into a three-dimensional structural and fluid chemistry working model in an effort to guide the upcoming field work. Efforts are on-going and will focus on the higher grade gold zones in the Bohemian-Sleeman trend and as well in the Classic lower grade gold oxide zone. A geological mapping and sampling program this summer may be followed up with a Phase 2 diamond drill program. The scope and timing of the next drill program will depend on the interpretation of the current drill results and planned summer field work.

Note: True widths have not been determined for all the above reported drill intercepts but are believed to be representative of actual drill thicknesses.

A rigorous quality control and quality assurance protocol under the supervision of Qualified Person, Mike Stammers, P.Geo. was utilized on the project including blank, duplicate and standard reference samples in each batch of 20 samples that were delivered to the lab. All drill samples were analysed by fire assay and ICP by ALS Chemex Labs of North Vancouver BC.

NovaGold has a right to joint venture and back-in once Alexco has expended $750,000 in exploration work.

Head Office	T. 604 633 4888

Alexco Resource Corp.	F. 604 633 4887
200 Granville Street
Suite 2300
Vancouver, BC V6C 1S4

About Alexco

Alexco's business is to unlock value and manage risk at mature, closed or abandoned mine sites through integration and implementation of the Company’s core competencies and skills which include management of environmental services, execution of mine reclamation and closure operations and if appropriate, rejuvenation of exploration and development activity.

For more information contact Clynton R. Nauman, President and Chief Executive Officer of Alexco, by telephone at 604-633-4888 or by email to info@alexcoresource.com or visit the Company’s website at www.alexcoresource.com.

Some statements in this press release contain forward-looking information. These statements include, but are not limited to, statements with respect to the entering into of agreements, the closing of transactions and the expenditure of funds. These statements address future events and conditions and, as such, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of to be materially different from any future results, performance or achievements expressed or implied by the statements. Such factors include, among others, the timing of transactions, the ability to fulfill certain conditions, the ability to raise funds and the timing and amount of expenditures.

Head Office	T. 604 633 4888

Alexco Resource Corp.	F. 604 633 4887
200 Granville Street
Suite 2300
Vancouver, BC V6C 1S4